SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 8)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq. Laura Baumann, Esq. Davis Wright Tremaine LLP 1201 Third Avenue Suite 2200 Seattle, Washington 98101 (206) 622-3150	David Fox, Esq. Thomas W. Christopher, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), on April 20, 2011, as amended on April 21, 2011, April 22, 2011, April 27, 2011, May 2, 2011, May 3, 2011, and May 4, 2011 (as amended, the “Statement”). The Statement relates to the unsolicited tender offer (the “Offer”) made by LSRI Holdings, Inc. (“Bidder”), a Delaware corporation and a wholly owned subsidiary of Landry’s Restaurants, Inc. (“Landry’s”), a Delaware corporation, to purchase all of the outstanding Company Common Stock, together with the associated preferred share purchase rights (the “Rights”) (other than those shares already owned by Tilman J. Fertitta, who is the controlling shareholder of both Bidder and Landry’s, and Mr. Fertitta’s affiliates), at a purchase price of $9.25 per share, net to seller in cash without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2011, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed with the SEC on April 7, 2011, as amended on April 7, 2011, April 21, 2011, April 22, 2011, and May 5, 2011 by Bidder, Mr. Fertitta, and Landry’s.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) is hereby amended and supplemented by adding the following immediately after the paragraph under the sub-heading “Directors’ Compensation”:

In addition to the foregoing, the Company Board has authorized two directors, J. Rice Edmonds and James R. Parish, to assume certain additional responsibilities associated with the Company’s response to the Offer, including coordinating with and overseeing the Company’s financial, legal and other advisors, and otherwise managing on a day-to-day basis the Company’s response to the Offer and the sale process and exploration of other strategic alternatives. As compensation for these services, the Company has agreed to pay Mr. Edmonds $20,000 and Mr. Parish $45,000 for the above described activities performed from April 4, 2011 through April 30, 2011. From the period commencing May 1, 2011 until the aforementioned services are no longer required, the Company will also pay Mr. Edmonds a monthly retainer of $10,000 and Mr. Parish a monthly retainer of $15,000. In addition, the Company will pay Mr. Edmonds a fee of $1,000 and Mr. Parish a fee of $1,250 for each calendar day on which Mr. Edmonds or Mr. Parish spend more than four hours engaged in the above described activities; provided that in no event will the monthly fees paid to Mr. Edmonds exceed $22,000 per month or the monthly fees paid to Mr. Parish exceed $30,000 per month. The Company Board will undertake a review of the above compensation arrangement in approximately 60 days.

Item 4.	The Solicitation or Recommendation.

The first paragraph after Section 2 (“The Offer is highly conditional and places the Company and its stockholders at substantial risk that it will never be consummated”) of Item 4 (“The Solicitation or Recommendation”) is hereby amended and restated in its entirety to read as follows:

The Company Board believes that numerous conditions to the Bidder’s obligation to consummate the Offer vest a significant degree of discretion in the Bidder, and thus create significant risk and uncertainty as to whether and when the Offer will be completed. More specifically, many of the conditions of the Offer are subject to the Bidder’s reasonable judgment, which may put the burden on the Company to demonstrate that the Bidder acted unreasonably in asserting the failure of the condition to be satisfied, thus giving the Bidder an advantage in any dispute over the satisfaction or non-satisfaction of any such condition.

Item 9.	Material to be Filed as Exhibits.

Item 9, “Material to be Filed as Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit	Item

(a)(15)	Letter to Douglas L. Schmick from Tilman J. Fertitta dated May 4, 2011

(a)(16)	Letter to Tilman J. Fertitta from Douglas L. Schmick dated May 9, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
/s/ William T. Freeman
Name: William T. Freeman
Title: Chief Executive Officer

Dated: May 10, 2011